

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2011

<u>Via Email</u>
William Threadgill
Wells Fargo Securities
375 Park Avenue
New York, NY 10152

Re: Synthetic Fixed-Income Securities, Inc.
Registration Statement on Form S-3
Filed August 2, 2011
File No. 333-175984

Dear Mr. Threadgill,

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. We note your disclosure on pages 5 and 10 of the base prospectus that the Depositor will make representations and warranties with respect to the deposited assets, and there may be an obligation to repurchase if there has been a breach of a specified representation or warranty. Please revise your prospectus supplement to provide bracketed language indicating that you will summarize the specific representations and warranties related to the deposited assets. Refer to Item 1111(e) of Regulation AB.

2. Please revise your prospectus supplement to include bracketed language indicating that you will perform the review required by new Rule 193 under the Securities Act and provide the disclosure required by Items 1111(a)(7) and (8) of Regulation AB, as applicable.

3. Please revise your prospectus supplement to provide bracketed language indicating that you will provide the disclosures required by new Item 1104(e) and Item 1121(c) of Regulation AB, as applicable.

Part II
Item 17. Undertakings, page II-2

4. Please revise to include the undertaking required by Item 512(k) of Regulation S-K or advise.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact David Beaning at (202) 551-6455. If you need further assistance, you may contact me at (202) 551-3313.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Mark Riccardi, Esq. (Via E-Mail) [mriccardi@orrick.com]